

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2014

Via E-Mail
Mr. Daniel J. Juhl
Chairman and Principal Executive Officer
Juhl Energy, Inc.
1502 17th Street, SE
Pipestone, MN 56164

      Re: Juhl Energy, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2013
          Filed April 7, 2014
          File No. 0-54080

Dear Mr. Juhl:

This confirms that we advised you on July 31, 2014 that we had completed our review. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Terence O'Brien

          Terence O'Brien
          Branch Chief